CONSENT OF QUALIFIED PERSON

I, Scott Fleming, P.E. consent to the public filing of the technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” that has an effective date of 3 April 2017 (the “Technical Report”) by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the Technical Report in the April 3, 2017 news release “Endeavour Silver Reports Updated NI 43-101 Mineral Resource and Reserve Estimates and Pre-Feasibility Study for Terronera Mine, Jalisco, Mexico” (the “disclosure document”).

I certify that I have read the disclosure document being filed by Endeavour Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 18 May 2017

“Signed and sealed”
______________________

Scott Fleming, P.E.

Amec Foster Wheeler E&C Services Inc. 2000 S Colorado Blvd # 2-1000, Denver, CO 80222 Tel: (303) 935-6505	www.amecfw.com